UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-35992

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

2300 Oracle Way

Austin, Texas 78741

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oracle Corporation 401(k) Savings and Investment Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Oracle Corporation 401(k) Savings and Investment Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of Oracle Corporation 401(k) Savings and Investment Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SENSIBA SAN FILIPPO LLP

We have served as Oracle Corporation 401(k) Savings and Investment Plan’s auditor since 2004.

Pleasanton, California

April 28, 2023

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2022 and 2021

	December 31,
(in thousands)	2022	2021
Assets
Cash	$883	$644
Investments, at fair value	20,164,607	22,567,225
Investments, at contract value	1,605,468	1,014,033
Receivables:
Notes receivable from participants	95,132	74,069
Participants' contributions	20,784	15,411
Employer contributions	5,772	4,343
Other receivables	27,014	3,950
Total receivables	148,702	97,773
Total assets	21,919,660	23,679,675
Liabilities
Excess deferrals due to participants	207	184
Other liabilities	23,844	3,381
Total liabilities	24,051	3,565
Net assets available for benefits	$21,895,609	$23,676,110

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2022

(in thousands)
Additions
Interest, dividends and other income	$206,377
Contributions and other:
Participants	771,807
Employer	178,898
Rollovers and other	124,719
Total contributions and other	1,075,424
Total additions	1,281,801
Deductions
Net depreciation in fair values of investments	4,613,899
Benefits paid to participants	1,265,982
Administrative expenses	8,879
Total deductions	5,888,760
Net decrease	(4,606,959)
Transfer of assets	2,826,458
Net assets available for benefits at beginning of year	23,676,110
Net assets available for benefits at end of year	$21,895,609

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2022

1.
DESCRIPTION OF THE PLAN

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle Corporation (Oracle) is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the 401(k) Committee, members of which are appointed by the Compensation Committee of Oracle’s Board of Directors or the Executive Vice President, Human Resources. Fidelity Management Trust Company is the directed trustee of the Plan; Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

In June 2022, Oracle completed its acquisition of Cerner Corporation (Cerner). In December 2022, approximately $2.8 billion of assets were transferred from the Cerner Corporation Foundations Retirement Plan into the Plan.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date following the date the employee is credited with one hour of service with Oracle. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from Oracle; (iii) workers who are performing services at an Oracle facility as an employee of a third-party entity that is not an employment agency; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document. Annual participant contribution amounts are limited to $20,500 of salary deferrals for the year ended December 31, 2022 ($27,000 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Salary deferrals consist of pre-tax and/or Roth 401(k) contributions. Participants may also contribute up to 20% of their eligible compensation, subject to certain annual dollar limitations, on a post-tax basis.

Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash on a pre-tax basis.

Investment Options

Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, common/collective trust funds, mutual funds, separately managed account funds (including a stable value fund) and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2022

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. During the year ended December 31, 2022, Oracle used approximately $5,500,000 of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2022 and 2021 were approximately $860,000 and $760,000, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions, and participants may elect to submit additional payments outside of payroll deductions in order to reduce principal loan balances on an accelerated basis. Loans are generally due in full within 90 days of termination with Oracle unless the participant arranges for loan repayments to continue via monthly debit from a checking or savings account in a bank located in the United States.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly, quarterly or annual installments, a partial distribution, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options within 60 days is deemed to be an election to defer commencement of payment. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation (depreciation) in fair values of investments.

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans and certain withdrawal transactions, which are deducted from the applicable participant’s accounts. Oracle, at its discretion, may also choose to utilize forfeited balances of terminated participants’ nonvested accounts to pay for reasonable expenses related to the administration of the Plan. Revenue credits generated by the Plan for certain investment fund options are reallocated back to those Plan participants who invested in those fund options.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2022

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are generally stated at their fair values with the exception of the Galliard Stable Value Fund (a separately-managed account fund investment), which is stated at its contract value in the statements of net assets available for benefits at December 31, 2022 and 2021. The shares of registered investment companies (mutual funds) are valued at quoted market prices of the underlying securities. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price as of the last day of the Plan year. A description of the valuation techniques used to measure the fair values of the common/collective trust funds with significant balances as of December 31, 2022 are included in Note 4 below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (the Fund) is tracked on a unitized basis, which allows for daily trades. The Fund consists of Oracle common stock and investment in the Fidelity Investments Money Market Government Portfolio sufficient to meet the Fund’s daily cash needs. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2022 and 2021, 1,484,993 units with a value of $673.62 per unit and 1,538,080 units with a value of $706.37 per unit were outstanding, respectively.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurement (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Risks and Uncertainties

The Plan provides for various investment options in common stock, registered investment companies (mutual funds), common/collective trusts, separately-managed account funds (including a stable value fund) and short-term investments. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as risk of foreign currency fluctuations relative to the U.S. Dollar, interest rate risk, credit risk, issuer going concern risk, and overall market volatility risk, among others. During the year ended December 31, 2022, net depreciation in fair values of investments totaled $4.6 billion. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2022

3.
FAIR VALUE MEASUREMENTS

The Plan performs fair value measurements in accordance with FASB ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•
Level 1: quoted prices in active markets for identical assets or liabilities;
•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or
•
Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1 and 2 inputs are defined above):

	December 31, 2022			December 31, 2021
	Fair Value Measurements Using Input Types			Fair Value Measurements Using Input Types
(in thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Money market funds	$391,656	$—	$391,656	$349,919	$—	$349,919
Oracle Corporation and other common stock	2,279,409	—	2,279,409	2,802,847	—	2,802,847
Mutual funds	3,111,641	—	3,111,641	3,464,168	—	3,464,168
Corporate securities and others	72,524	7,628	80,152	43,421	5,723	49,144
Total investments measured at fair value	$5,855,230	$7,628	$5,862,858	$6,660,355	$5,723	$6,666,078
Common/collective trust funds measured at net asset value			14,301,749			15,901,147
Total investments			$20,164,607			$22,567,225

The Plan’s valuation techniques used to measure the fair values of money market funds, common stock, mutual funds and corporate securities and others that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. Our Level 2 instruments are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flow approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. A description of the valuation techniques used to measure the fair values of common/collective trust funds and separately-managed account fund investments with significant balances as of December 31, 2022 and 2021 is included in Note 4 below. Redemption for common/collective trust funds is permitted daily with no restrictions and same-day or one-day notice periods and there are no unfunded commitments.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2022

4.
COMPOSITION AND VALUATION METHODS OF CERTAIN PLAN INVESTMENTS

Fidelity Commingled Funds

The Plan held investments in Fidelity Contrafund Commingled Pool, Fidelity Growth Company Commingled Pool and Fidelity Low-Priced Stock Commingled Pool as of December 31, 2022 and 2021 (collectively, the Fidelity Commingled Funds). The Fidelity Commingled Funds are common/collective trust funds managed by Fidelity Management Trust Company. Fidelity Fund and Investment Operations, an affiliate of Fidelity Management Trust Company, determines the fair values of the Fidelity Commingled Funds on a daily basis using the net asset value (NAV) of units held of the commingled funds. The NAV is based on the fair values of the underlying investments held by each commingled fund less its liabilities. The fair values of the underlying investments are generally derived from the quoted prices in active markets of the underlying securities as substantially all of the underlying investments have active markets.

Vanguard Trusts

The Plan held investments in certain Vanguard Institutional Index Trusts and certain Vanguard Target Retirement Trusts (collectively, the Vanguard Trusts), which are more specifically listed in Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year), as of December 31, 2022 and 2021. The Vanguard Trusts are common/collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts less any liabilities.

Galliard Stable Value Fund

During the years ended December 31, 2022 and 2021, the Plan held investments in Galliard Stable Value Fund (Galliard Fund). The Galliard Fund is exclusively managed for the Plan by Galliard Capital Management, Inc. The Galliard Fund primarily invests in security-backed investment contracts, separate accounts guaranteed investment contracts and money market funds. Security‑backed investment contracts are issued by insurance companies and other financial institutions that wrap underlying bond funds, fixed income common/collective trust funds or separate accounts (Wrap Contract).

The issuer of the Wrap Contract provides a rate of return that has a zero percent floor and provides full benefit responsiveness, provided that all terms of the Wrap Contract have been met. Wrap Contracts are normally agreements entered with issuers rated in the top three long-term rating categories (equaling A- or above) as determined by any of the nationally recognized rating organizations in the United States. The Galliard Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As of December 31, 2022 and 2021, there were no reserves against the Wrap Contracts’ carrying values due to credit risks of the issuers. Certain events limit the ability of the Plan to transact at contract value with the Wrap Contract issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan's ability to transact at contract value with participants. The issuer may terminate a Wrap Contract at any time.

The following table provides the disaggregation of contract values between types of investment contracts held by the Plan:

	December 31,
(in thousands)	2022	2021
Security-backed investment contracts	$1,361,411	$859,634
Separate accounts guaranteed investment contracts	244,057	154,399
Total investment contracts	$1,605,468	$1,014,033

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2022

5.
INCOME TAX STATUS

On October 20, 2015, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. This determination letter superseded the determination letters issued by the IRS on April 3, 2015 and May 29, 2014. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.
PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2022, the Plan made purchases of approximately $31,169,000 and sales of approximately $32,665,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants, related to certain qualifying distributions, of approximately $13,078,000 during the year ended December 31, 2022.

Certain members of Oracle Corporation management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of Oracle Corporation management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2022.

As described in Note 1 above, Fidelity Management Trust Company is a directed trustee of the Plan and Fidelity Investments Institutional Operations Company, Inc. serves as the record keeper to maintain the individual accounts of each Plan participant. Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity.

7.
DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
(in thousands)	2022	2021
Net assets available for benefits per the financial statements	$21,895,609	$23,676,110
Adjustment from contract value to fair value of certain Galliard Stable Value Fund assets	(67,944)	16,392
Amounts allocated to withdrawing participants and other	(381)	(1,697)
Net assets available for benefits per the Form 5500	$21,827,284	$23,690,805

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
(in thousands)	2022	2021
Net (decrease) increase in net assets available for benefits per the financial statements	$(4,606,959)	$3,148,847
Net change in fair value adjustment of certain Galliard Stable Value Fund assets	(84,336)	(26,280)
Net change in amounts allocated to withdrawing participants and other	1,316	677
Net (loss) income per the Form 5500	$(4,689,979)	$3,123,244

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2022

The fair value adjustment for certain Galliard Fund assets represented the differences between contract values of certain fully benefit-responsive contracts within the Galliard Fund as included in the statements of changes in net assets available for benefits for the years ended December 31, 2022 and 2021, and the respective fair values of these contracts as reported in the respective Form 5500. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each respective year-end but were not yet paid.

8.
EXCESS CONTRIBUTIONS

Contributions received from participants for the year ended December 31, 2022 included approximately $207,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2023 through March 2023 to certain participants. The excess deferral contributions, originally deducted in the year ended December 31, 2022, were returned to comply with the participants’ applicable maximum annual contributions permitted under the Code. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants at December 31, 2022.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Registered Investment Companies:
	Dodge & Cox International Stock Fund	6,998,205	shares	$301,693
	Dodge & Cox Stock Fund	4,562,007	shares	984,162
*	Fidelity Balanced Fund—Class K	26,841,854	shares	615,215
*	Fidelity Worldwide Fund	10,615,652	shares	266,877
	PIMCO Inflation Response Multi-Asset Fund Institutional	6,530,597	shares	49,241
				2,217,188
	Assets in Brokerage Link Accounts	Various investments, including registered investment companies, common stocks, money market funds and cash		1,641,532
	Oracle Corporation Common Stock Fund:
*	Oracle Corporation Common Stock	12,138,991	shares	992,241
*	Fidelity Investments Money Market Government Portfolio — Institutional Class	8,208,785	shares	8,209
	Separately Managed Account Fund Investments:
	Artisan International Separate Account—
	Depository Receipts
	Alibaba Group Holding Ltd.	40,415	shares	3,560
	Argenx SE	10,956	shares	4,150
	Ascendis Pharma A/S	18,829	shares	2,300
	AstraZeneca PLC	21,323	shares	1,446
	Novo Nordisk A/S—Class B	4,973	shares	673
	Common Stock
	Adyen NV	412	shares	568
	AIA Group Ltd.	26,200	shares	291
	Air Liquide SA	32,875	shares	4,659
	Airbus SE	17,205	shares	2,045
	Alcon Inc.	36,776	shares	2,513
	Allianz SE	10,270	shares	2,209
	Amazon.com Inc.	24,125	shares	2,027
	ANTA Sports Products Ltd.	74,000	shares	970
	Aon PLC	13,816	shares	4,147
	Argenx SE	211	shares	79
	AstraZeneca PLC	8,555	shares	1,160
	BAE Systems PLC	131,331	shares	1,359
	Barclays PLC	1,931,518	shares	3,702
	Barry Callebaut AG	507	shares	1,003
	BNP Paribas SA	102,870	shares	5,864
	Canadian National Railway Co.	18,478	shares	2,195
	Canadian Pacific Railway Ltd.	61,935	shares	4,618
	Capgemini SE	12,795	shares	2,136
	Cie Financiere Richemont SA	25,606	shares	3,320
	DBS Group Holdings Ltd.	55,565	shares	1,407
	Deutsche Boerse AG	32,475	shares	5,611
	Deutsche Post AG	10,177	shares	383
	Deutsche Telekom AG	271,188	shares	5,410
	Diageo PLC	50,841	shares	2,243
	EssilorLuxottica SA	3,026	shares	548
	Ferrovial SA	57,270	shares	1,500
	ICON PLC	3,049	shares	592
	ING Groep NV	310,004	shares	3,779

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	International Consolidated Airlines Group SA	357,785	shares	536
	Intesa Sanpaolo SpA	853,287	shares	1,898
	Kinaxis Inc.	5,900	shares	662
	Linde PLC	19,470	shares	6,366
	LVMH Moet Hennessy Louis Vuitton SE	3,088	shares	2,247
	Medacta Group SA	8,325	shares	927
	Nestle SA	22,801	shares	2,642
	Novo Nordisk A/S—Class B	20,828	shares	2,812
	Pernod Ricard SA	5,051	shares	994
	Reliance Industries Ltd.	29,855	shares	1,836
	Safran SA	5,759	shares	721
	Schlumberger Ltd.	125,936	shares	6,733
	Shell PLC	168,609	shares	4,741
	Taiwan Semiconductor Manufacturing Co Ltd.	8,000	shares	117
	Tesco PLC	227,814	shares	617
	UBS Group AG	124,646	shares	2,319
	UCB SA	31,548	shares	2,484
	Unilever PLC	29,812	shares	1,507
	United Overseas Bank Ltd.	68,129	shares	1,562
	Participating Certificate
	Ryanair Holdings PLC	243,903	shares	3,188
	Preferred Stock
	Dr. Ing. h.c. F. Porsche AG	14,172	shares	1,437
	Porsche Automobil Holding SE	4,461	shares	245
	Volkswagen AG	10,928	shares	1,362
	Brown Brothers Harriman Short-Term Investment Fund	6,334,228	shares	6,334
				132,754
	Emerging Markets Stock Fund —
	Registered Investment Companies
	DFA Emerging Markets Core Equity Portfolio Institutional Class	4,194,240	shares	84,472
	Common/Collective Trust Fund
	T. Rowe Price Emerging Markets Equity Trust—Class B	167,950	shares	83,948
				168,420
	Galliard Stable Value Fund —
	Common/Collective Trust Funds
	Galliard Intermediate Core Fund A	16,590,181	shares	457,551
	Galliard SA Intermediate Core Fund E	6,178,633	shares	158,126
	Galliard Short Core Fund F	35,387,942	shares	529,598
	Galliard SA Intermediate Core Fund N	11,893,631	shares	148,192
	MetLife Insurance Company Separate Account	1,878,000	shares	244,057
*	Fidelity Investments Money Market Government Portfolio— Institutional Class	23,046,177	shares	23,046
				1,560,570
	US Small Mid Cap Value Fund —
	Registered Investment Companies
	DFA US Targeted Value I	8,032,053	shares	219,998
	Common Stock
	ABM Industries Inc.	44,107	shares	1,959
	Acuity Brands Inc.	5,922	shares	981
	AES Corp	27,889	shares	802
	AGCO Corp	12,608	shares	1,749

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	AGNC Investment Corp	69,268	shares	717
	Allison Transmission Holdings	38,702	shares	1,610
	Altra Industrial Motion Corp	29,548	shares	1,766
	Amedisys Inc.	15,967	shares	1,334
	Americold Realty Trust Inc.	29,710	shares	841
	Ameris Bancorp	15,095	shares	712
	AMN Healthcare Services Inc.	11,458	shares	1,178
	Ares Commercial Real Estate Corp	35,447	shares	365
	Arrow Electronics Inc.	10,115	shares	1,058
	ASGN Inc.	27,800	shares	2,265
	Ashland Inc.	18,483	shares	1,988
	Assurant Inc.	8,405	shares	1,051
	Assured Guaranty Ltd.	29,169	shares	1,816
	Avantor Inc.	80,689	shares	1,702
	Avnet Inc.	35,628	shares	1,481
	Axalta Coating Systems Ltd.	74,324	shares	1,893
	AXIS Capital Holdings Ltd.	37,013	shares	2,005
	Belden Inc.	42,562	shares	3,060
	Berkshire Hills Bancorp Inc.	27,340	shares	818
	Blackstone Mortgage Trust Inc.—Class A	27,424	shares	581
	Bloomin' Brands Inc.	53,384	shares	1,074
	The Brink's Company	30,366	shares	1,631
	The Buckle Inc.	27,522	shares	1,248
	BWX Technologies Inc.	13,720	shares	797
	Cabot Corp	22,259	shares	1,488
	Cactus Inc.—Class A	16,187	shares	814
	Caleres Inc.	38,320	shares	854
	Catalent Inc.	19,089	shares	859
	CenterPoint Energy Inc.	36,178	shares	1,085
	ChampionX Corp	39,660	shares	1,150
	Check Point Software Technologies	16,829	shares	2,123
	Chemed Corp	3,199	shares	1,633
	Chord Energy Corp	14,057	shares	1,923
	CommScope Holding Co Inc.	222,798	shares	1,638
	Concentrix Corp	20,517	shares	2,732
	Corecivic Inc.	78,616	shares	909
	Cousins Properties Inc.	38,798	shares	981
	Curtiss-Wright Corp	12,879	shares	2,151
	Darling Ingredients Inc.	11,334	shares	709
	Delek US Holdings Inc.	27,826	shares	751
	East West Bancorp Inc.	37,379	shares	2,463
	Ecovyst Inc.	131,535	shares	1,165
	EMCOR Group Inc.	18,407	shares	2,726
	Enerplus Corp	146,922	shares	2,593
	EnerSys	16,094	shares	1,188
	Envista Holdings Corp	49,315	shares	1,660
	Essent Group Ltd.	34,604	shares	1,345
	Evercore Inc.	7,427	shares	810

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Everest Re Group Ltd.	6,913	shares	2,290
	Expedia Inc.	9,568	shares	838
	Fair Isaac Corp	1,761	shares	1,054
	Federal Agricultural Mortgage Corp—Class C	14,296	shares	1,611
	First Citizens Bancshares Inc.—Class A	1,485	shares	1,126
	First Hawaiian Inc.	40,160	shares	1,046
	First Horizon Corp	58,872	shares	1,442
	First Merchants Corp	36,960	shares	1,519
	Firstcash Holdings Inc.	11,568	shares	1,005
	Flex Ltd.	99,808	shares	2,142
	FMC Corp	12,133	shares	1,514
	Foot Locker Inc.	43,299	shares	1,636
	Fresh Del Monte Produce Inc.	33,600	shares	880
	FTI Consulting Inc.	13,785	shares	2,189
	Globe Life Inc.	11,021	shares	1,329
	Graphic Packaging Holding Co.	212,981	shares	4,739
	Gray Television Inc.	67,504	shares	755
	Haemonetics Corp	24,464	shares	1,924
	Hancock Whitney Corp	25,172	shares	1,218
	Hanover Insurance Group Inc.	5,168	shares	698
	Harley-Davidson Inc.	28,087	shares	1,168
	Herbalife Nutrition Ltd.	61,550	shares	916
	Highwoods Properties Inc.	33,899	shares	949
	Hillenbrand Inc.	38,175	shares	1,629
	Hologic Inc.	13,583	shares	1,016
	Hub Group Inc.—Class A	17,837	shares	1,418
	Huntington Bancshares Inc.	106,076	shares	1,496
	Huntington Ingalls Industries Inc.	6,719	shares	1,550
	ICON PLC	20,548	shares	3,991
	Ingevity Corp	12,356	shares	870
	Ingredion Inc.	14,544	shares	1,424
	Insight Enterprises Inc.	18,523	shares	1,857
	InterDigital Inc.	25,458	shares	1,260
	International Game Technology	70,167	shares	1,591
	Interpublic Group of Companies	39,879	shares	1,328
	Jabil Inc.	13,290	shares	906
	Jefferies Financial Group Inc.	17,471	shares	599
	John Wiley & Sons Inc.—Class A	18,466	shares	740
	Jones Lang LaSalle Inc.	3,332	shares	531
	Juniper Networks Inc.	41,536	shares	1,328
	Kennedy-Wilson Holdings Inc.	42,456	shares	668
	KeyCorp	79,248	shares	1,381
	Korn Ferry	27,437	shares	1,389
	Kosmos Energy Ltd.	317,914	shares	2,022
	Landstar Systems Inc.	3,883	shares	633
	Laureate Education Inc.—Class A	81,357	shares	783
	LCI Industries	21,491	shares	1,987
	Lithia Motors Inc.—Class A	6,476	shares	1,326
	Live Nation Entertainment Inc.	11,619	shares	810
	LKQ Corp	15,952	shares	852

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	LPL Financial Holdings Inc.	8,589	shares	1,857
	Masonite International Corp	10,187	shares	821
	Mativ Holdings Inc.	58,959	shares	1,232
	Molina Healthcare Inc.	7,050	shares	2,328
	National Energy Services	130,361	shares	905
	NCR Corp	34,831	shares	815
	NetApp Inc.	15,138	shares	909
	Nexstar Media Group Inc.	27,954	shares	4,893
	NexTier Oilfield Solutions Inc.	174,713	shares	1,614
	NortonLifeLock Inc.	73,132	shares	1,567
	Now Inc.	80,094	shares	1,017
	Olin Corp	21,606	shares	1,144
	PacWest Bancorp	72,431	shares	1,662
	Par Pacific Holdings Inc.	46,771	shares	1,087
	PDC Energy Inc.	22,494	shares	1,428
	Peapack-Gladstone Financial Corp	28,493	shares	1,061
	PennyMac Financial Services	16,173	shares	916
	Petco Health & Wellness Co Inc.	81,807	shares	776
	PetIQ Inc.—Class A	69,896	shares	644
	Pinnacle West Capital Corp	16,942	shares	1,288
	PRA Group Inc.	32,584	shares	1,101
	Preferred Bank	21,481	shares	1,603
	ProPetro Holding Corp	107,719	shares	1,117
	Qorvo Inc.	16,252	shares	1,473
	QuidelOrtho Corp	6,248	shares	535
	R1 RCM Inc.	114,885	shares	1,258
	RenaissanceRe Holdings Ltd.	13,042	shares	2,403
	Resideo Technologies Inc.	89,431	shares	1,471
	Science Applications Intl Corp	37,793	shares	4,192
	Sensata Technologies Holding	33,709	shares	1,361
	Skechers USA Inc.—Class A	21,228	shares	891
	Skyworks Solutions Inc.	7,535	shares	687
	SLM Corp	301,832	shares	5,010
	SMART Global Holdings Inc.	64,609	shares	961
	Sotera Health Co	140,180	shares	1,168
	SouthState Corp	19,996	shares	1,527
	Spirit Realty Capital Inc.	31,575	shares	1,261
	SS&C Technologies Holdings Inc.	13,747	shares	716
	Standard Motor Products Inc.	22,426	shares	780
	Starwood Property Trust Inc.	64,359	shares	1,180
	Steven Madden Ltd.	60,087	shares	1,920
	Stride Inc.	77,656	shares	2,429
	Syneos Health Inc.	52,510	shares	1,926
	SYNNEX Corp	24,229	shares	2,295
	Synovus Financial Corp	72,470	shares	2,721
	TEGNA Inc.	113,923	shares	2,414
	Tempur Sealy International Inc.	94,027	shares	3,228
	Terex Corp	24,643	shares	1,053

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Textron Inc.	23,843	shares	1,688
	Topgolf Callaway Brands Corp	201,322	shares	3,976
	Transunion	13,949	shares	792
	Travel + Leisure Co	48,816	shares	1,777
	TTEC Holdings Inc.	13,814	shares	610
	Ultra Clean Holdings Inc.	38,541	shares	1,278
	Universal Corp	9,657	shares	510
	Universal Health Services Inc.—Class B	18,242	shares	2,570
	US Foods Holding Corp	41,646	shares	1,417
	Valley National Bancorp	128,215	shares	1,450
	Valvoline Inc.	48,363	shares	1,579
	Vector Group Ltd.	79,799	shares	946
	Veritex Holdings Inc.	28,395	shares	797
	Victoria's Secret & Co	31,022	shares	1,110
	Viper Energy Partners LP	84,828	shares	2,697
	Voya Financial Inc.	31,024	shares	1,908
	W.R. Berkley Corp	14,865	shares	1,079
	Walker & Dunlop Inc.	20,845	shares	1,636
	Webster Financial Corp	24,354	shares	1,153
	Werner Enterprises Inc.	16,867	shares	679
	WESCO International Inc.	44,867	shares	5,617
	Western Digital Corp	21,314	shares	673
	White Mountains Insurance Group Ltd.	1,451	shares	2,052
	Wintrust Financial Corp	25,491	shares	2,155
	World Fuel Services Corp	49,837	shares	1,362
	Brown Brothers Harriman Short-Term Investment Fund	4,266,321	shares	4,266
				486,025
	William Blair Small Mid Cap Growth Separate Account —
	Depository Receipts
	NICE Systems Ltd.	18,899	shares	3,634
	Common Stock
	Acadia Healthcare Co Inc.	57,876	shares	4,764
	Advanced Drainage Systems In	34,340	shares	2,815
	Alarm.com Holdings Inc.	53,857	shares	2,665
	Ambarella Inc.	29,680	shares	2,441
	Ares Management Corp—Class A	44,345	shares	3,035
	Axon Enterprise Inc.	40,980	shares	6,800
	Azenta Inc.	34,975	shares	2,036
	Blueprint Medicines Corp	24,410	shares	1,069
	The Brink's Company	89,834	shares	4,825
	Builders FirstSource Inc.	101,538	shares	6,588
	Burlington Stores Inc.	16,610	shares	3,368
	BWX Technologies Inc.	138,255	shares	8,030
	Cameco Corp	227,753	shares	5,163
	The Carlyle Group Inc.	71,730	shares	2,140
	Casella Waste Systems Inc.—Class A	41,340	shares	3,279
	Certara Inc.	127,341	shares	2,046
	CF Industries Holdings Inc.	37,230	shares	3,172

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Charles River Laboratories	15,650	shares	3,410
	Chart Industries Inc.	35,828	shares	4,128
	Chemed Corp	12,530	shares	6,396
	Cognex Corp	55,730	shares	2,625
	Crown Holdings Inc.	66,641	shares	5,479
	Denbury Inc.	33,052	shares	2,876
	Dynatrace Inc.	113,563	shares	4,349
	Encompass Health Corp	97,960	shares	5,859
	Entegris Inc.	39,848	shares	2,614
	Euronet Worldwide Inc.	57,094	shares	5,389
	FirstService Corp	21,137	shares	2,590
	Fox Factory Holding Corp	36,310	shares	3,313
	Freshpet Inc.	35,470	shares	1,872
	Genpact Ltd.	57,580	shares	2,667
	Globus Medical Inc.—Class A	43,130	shares	3,203
	Guidewire Software Inc.	40,554	shares	2,537
	Halozyme Therapeutics Inc.	80,137	shares	4,560
	HealthEquity Inc.	76,204	shares	4,697
	HEICO Corp—Class A	27,281	shares	3,270
	Insmed Inc.	81,644	shares	1,631
	Inspire Medical Systems Inc.	19,931	shares	5,020
	Insulet Corp	8,570	shares	2,523
	Lancaster Colony Corp	21,270	shares	4,197
	Leslie's Inc.	255,066	shares	3,114
	Lincoln Electric Holdings	15,950	shares	2,305
	Live Nation Entertainment Inc.	32,535	shares	2,269
	Martin Marietta Materials	14,270	shares	4,823
	Mercury Systems Inc.	116,052	shares	5,192
	Merit Medical Systems Inc.	75,480	shares	5,330
	MKS Instruments Inc.	21,790	shares	1,846
	MongoDB Inc.	10,630	shares	2,092
	National Instruments Corp	108,104	shares	3,989
	National Vision Holdings Inc.	141,701	shares	5,492
	New Fortress Energy Inc.	78,809	shares	3,343
	Novanta Inc.	25,900	shares	3,519
	Pagerduty Inc.	120,942	shares	3,212
	Penumbra Inc.	26,584	shares	5,914
	Performance Food Group Co	103,960	shares	6,070
	Planet Fitness Inc.—Class A	53,410	shares	4,209
	Pool Corp	14,470	shares	4,375
	Pure Storage Inc.—Class A	99,792	shares	2,670
	Repligen Corp	16,940	shares	2,868
	Revolve Group Inc.	110,318	shares	2,456
	Shoals Technologies Group—Class A	92,782	shares	2,289
	Solaredge Technologies Inc.	16,670	shares	4,722
	TechnipFMC PLC	432,640	shares	5,274
	Trex Company Inc.	71,996	shares	3,048
	Twist Bioscience Corp	46,011	shares	1,096

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Varonis Systems Inc.	151,630	shares	3,630
	Virtu Financial Inc.—Class A	195,715	shares	3,995
	Western Alliance Bancorp	59,200	shares	3,526
	Whitecap Resources Inc.	509,460	shares	4,050
	WillScot Mobile Mini Holding	46,810	shares	2,114
	Wolfspeed Inc.	25,575	shares	1,766
	Wyndham Hotels & Resorts Inc.	74,460	shares	5,310
	William Blair Money Market Funds	8,407,978	shares	8,408
				277,391
	Common/Collective Trust Funds:
	Broad Market Bond I —
	Allspring Core Bond CIT II – E3	19,958,304	shares	213,983
	Loomis Sayles Core Plus Fixed Income Fund D	13,973,877	shares	213,800
*	Fidelity Contrafund Commingled Pool—Class 3	66,499,605	shares	1,635,225
*	Fidelity Low-Priced Stock Commingled Pool—Class 3	24,920,061	shares	525,315
*	Fidelity Growth Company Commingled Pool—Class 3	55,295,027	shares	1,957,997
	Vanguard Institutional 500 Index Trust	17,394,573	shares	2,825,053
	Vanguard Institutional Extended Market Index Trust	4,350,382	shares	575,338
	Vanguard Institutional Total Bond Market Index Trust	5,928,181	shares	592,996
	Vanguard Institutional Total International Stock Market Index Trust	4,470,711	shares	485,787
	Vanguard Target Retirement 2020 Trust Select	3,428,950	shares	325,099
	Vanguard Target Retirement 2025 Trust Select	6,487,709	shares	613,218
	Vanguard Target Retirement 2030 Trust Select	8,978,165	shares	847,359
	Vanguard Target Retirement 2035 Trust Select	8,712,280	shares	821,481
	Vanguard Target Retirement 2040 Trust Select	8,062,609	shares	759,740
	Vanguard Target Retirement 2045 Trust Select	6,181,012	shares	582,066
	Vanguard Target Retirement 2050 Trust Select	4,965,884	shares	467,588
	Vanguard Target Retirement 2055 Trust Select	3,662,882	shares	344,897
	Vanguard Target Retirement 2060 Trust Select	2,331,746	shares	219,557
	Vanguard Target Retirement 2065 Trust Select	549,667	shares	51,768
	Vanguard Target Retirement 2070 Trust Select	19,302	shares	1,966
	Vanguard Target Retirement Income Trust Select	1,655,827	shares	157,568
	Total investments, substantially all at fair value**			$21,702,131
*	Notes Receivable from Participants	3.25% - 9.75%, maturing through 2042		$95,132

*	Indicates a party-in-interest to the Plan.
**	All investments were stated at fair value as of December 31, 2022 with the exception of one underlying investment of the Galliard Stable Value Fund, which is stated at contract value.

Column (d), cost, has been omitted, as all investments are participant directed.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
23.01	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: April 28, 2023	By:	/s/ Peter W. Shott
Peter W. Shott
Senior Vice President, Human Resources